Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

Valo Analyst Day Presentation Q3 2021Valo Analyst Day Presentation Q3 2021

Disclaimer Disclaimer. This presentation (“Presentation ”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Khosla Ventures Acquisition Co. (“Khosla”) and Valo Health, LLC (“Valo” or the “Company”) and for no other purpose. The information contained herein does not purport to be all inclusive and neither of Khosla, Valo, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward Looking Statements. Certain statements in this Presentation may be considered forward looking statements. Forward looking statements generally relate to future events or Khosla’s or the Company’s future financial or operating performance. For example, statements concerning the following include forward looking statements: development plans for Valo’s platform; the size and growth of markets for Valo’s platform; the Company’s expectations regarding the adoption of the Opal platform in the biotechnology, pharmaceutical and other industries; and the potential effects of the Business Combination on the Company. In some cases, you can identify forward looking statements by terminology such as “may”, “should”, “ expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward looking statements are based upon estimates and assumptions that, while considered reasonable by Khosla and its management, and Valo and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including the inability of the parties to successfully or timely consummate the proposed business combination, or the expected benefits of the proposed business combination or that the approval of the stockholders of Khosla is not obtained; the ability to maintain the listing of the combined company’s securities on the Nasdaq Capital Market; the inability to complete the PIPE; the risk that the proposed business combination disrupts current plans and operations of Valo as a result of the announcement and consummation of the transaction described herein; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; the failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Valo and costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; the amount of redemption requests made by Khosla’s public stockholders; the effects of the COVID 19 pandemic, general economic conditions; and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in Khosla’s final prospectus relating to its initial public offering, dated March 3, 2021, and other filings with the Securities and Exchange Commission (‘SEC”), as well as factors associated with companies, such as the Company, that are engaged in drug discovery and development. Nothing in this Presentation should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Khosla nor the Company undertakes any duty to update these forward looking statements. Additional Information. In connection with the proposed Business Combination, on July 1, 2021 Khosla filed with the SEC a registration statement on Form S 4 containing a preliminary proxy statement/prospectus of Khosla, and after the registration statement is declared effective, Khosla will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Khosla ’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Valo, Khosla and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Khosla as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co. , 2128 Sand Hill Road, Menlo Park, CA 94025. PROPRIETARY & CONFIDENTIAL 2Disclaimer Disclaimer. This presentation (“Presentation ”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Khosla Ventures Acquisition Co. (“Khosla”) and Valo Health, LLC (“Valo” or the “Company”) and for no other purpose. The information contained herein does not purport to be all inclusive and neither of Khosla, Valo, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward Looking Statements. Certain statements in this Presentation may be considered forward looking statements. Forward looking statements generally relate to future events or Khosla’s or the Company’s future financial or operating performance. For example, statements concerning the following include forward looking statements: development plans for Valo’s platform; the size and growth of markets for Valo’s platform; the Company’s expectations regarding the adoption of the Opal platform in the biotechnology, pharmaceutical and other industries; and the potential effects of the Business Combination on the Company. In some cases, you can identify forward looking statements by terminology such as “may”, “should”, “ expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward looking statements are based upon estimates and assumptions that, while considered reasonable by Khosla and its management, and Valo and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including the inability of the parties to successfully or timely consummate the proposed business combination, or the expected benefits of the proposed business combination or that the approval of the stockholders of Khosla is not obtained; the ability to maintain the listing of the combined company’s securities on the Nasdaq Capital Market; the inability to complete the PIPE; the risk that the proposed business combination disrupts current plans and operations of Valo as a result of the announcement and consummation of the transaction described herein; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; the failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Valo and costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; the amount of redemption requests made by Khosla’s public stockholders; the effects of the COVID 19 pandemic, general economic conditions; and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in Khosla’s final prospectus relating to its initial public offering, dated March 3, 2021, and other filings with the Securities and Exchange Commission (‘SEC”), as well as factors associated with companies, such as the Company, that are engaged in drug discovery and development. Nothing in this Presentation should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Khosla nor the Company undertakes any duty to update these forward looking statements. Additional Information. In connection with the proposed Business Combination, on July 1, 2021 Khosla filed with the SEC a registration statement on Form S 4 containing a preliminary proxy statement/prospectus of Khosla, and after the registration statement is declared effective, Khosla will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Khosla ’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Valo, Khosla and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Khosla as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co. , 2128 Sand Hill Road, Menlo Park, CA 94025. PROPRIETARY & CONFIDENTIAL 2

Disclaimer (con’t) Participants in the Solicitation. Khosla, Valo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Khosla’s shareholders with respect to the proposed Business Combination. A list of the names of Khosla’s directors and executive officers and a description of their interests in Khosla is contained in Khosla’s final prospectus relating to its initial public offering, dated March 3, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co. , 2128 Sand Hill Road, Menlo Park, CA 94025. Additional information regarding the interests of the participants in the solicitation of proxies from Khosla’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Certain information contained in this Presentation relates to or is based on publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in the Company. Neither of Khosla, the Company, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of Khosla or the Company. Valo and Opal are trademarks of Valo Health, LLC. All other trademarks and registered trademarks are property of their respective owners. This document contains the trademarks and service marks of third parties and such trademarks and service marks are the property of their respective owners. These marks may be registered and/or used in the U.S. and other countries around the world. Financial Information. The financial information and data contained in this presentation is unaudited and certain financial information and data does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement / prospectus or registration statement to be filed by Khosla with the SEC in connection with the proposed transaction. The “pro forma” financial data included herein has not been prepared in accordance with Article 11 of the SEC's Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements of Valo to be included in Khosla's proxy statement / prospectus in connection with the proposed Business Combination (when available). In addition, all of Valo's historical financial information included herein is subject to change in accordance with PCAOB auditing standards. PROPRIETARY & CONFIDENTIAL 3Disclaimer (con’t) Participants in the Solicitation. Khosla, Valo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Khosla’s shareholders with respect to the proposed Business Combination. A list of the names of Khosla’s directors and executive officers and a description of their interests in Khosla is contained in Khosla’s final prospectus relating to its initial public offering, dated March 3, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co. , 2128 Sand Hill Road, Menlo Park, CA 94025. Additional information regarding the interests of the participants in the solicitation of proxies from Khosla’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Certain information contained in this Presentation relates to or is based on publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in the Company. Neither of Khosla, the Company, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of Khosla or the Company. Valo and Opal are trademarks of Valo Health, LLC. All other trademarks and registered trademarks are property of their respective owners. This document contains the trademarks and service marks of third parties and such trademarks and service marks are the property of their respective owners. These marks may be registered and/or used in the U.S. and other countries around the world. Financial Information. The financial information and data contained in this presentation is unaudited and certain financial information and data does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement / prospectus or registration statement to be filed by Khosla with the SEC in connection with the proposed transaction. The “pro forma” financial data included herein has not been prepared in accordance with Article 11 of the SEC's Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements of Valo to be included in Khosla's proxy statement / prospectus in connection with the proposed Business Combination (when available). In addition, all of Valo's historical financial information included herein is subject to change in accordance with PCAOB auditing standards. PROPRIETARY & CONFIDENTIAL 3

Risk Factors The below list of risk factors has been prepared as part of the Business Combination. The risks presented below are a subset of the general risks related to the business of Valo and the proposed Business Combination, and such list is not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Khosla with the SEC, and you should carefully consider these risks and uncertainties, together with the information in Valo’s consolidated financial statements and related notes. If Valo cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business, financial condition and results of operations could be materially and adversely affected. The risks described below are not the only risks that Valo faces. Additional risks that Valo currently does not know about or that it currently believes to be immaterial may also impair its business, financial condition or results of operations. You should review this investor presentation and perform your own due diligence and consult with your own financial and legal advisors prior to making an investment in Khosla and Valo. Risks relating to the business of Valo will be disclosed in future documents filed or furnished by Valo and/or Khosla with the SEC, including the documents filed or furnished in connection with the proposed transactions between Valo and Khosla. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Valo and Khosla and the proposed transactions between Valo and Khosla, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Valo’s Business - Valo has a history of substantial net operating losses and expects that it will continue to incur losses for the foreseeable future. - Valo has not generated any revenue since inception, which, together with its limited operating history and rapid growth, makes evaluating Valo’s current business and prospects difficult and may increase the risk of your investment. - Valo may incur significant costs relating to financing future acquisitions or licensing transactions. If Valo is unable to raise capital when needed or on attractive terms, Valo would be unable to consummate such transactions, forced to delay, scale back or discontinue some of its product candidate development programs or future commercialization efforts. - Valo has not conducted any clinicals trial to date. Valo’s product candidates will require preclinical and clinical development, which are lengthy and expensive processes with uncertain outcomes and the potential for substantial delays. Valo cannot give any assurance that any of its product candidates will be successful in clinical trials or receive regulatory approval, which approval is necessary before such product candidates can be commercialized. - Although Valo believes that its Opal platform has the potential to identify more promising molecules than traditional methods and to accelerate drug discovery and development, Valo’s focus on using its platform technology to discover and design molecules with therapeutic potential may not result in the discovery and development of commercially viable products for Valo or its collaborators. - Valo has invested, and expects to continue to invest, in research and development efforts that further enhance the Opal platform and advance drug candidates. Such investments in technology, data and therapeutic development are inherently risky and may affect Valo’s operating results. If the return on these investments is lower or develops more slowly than Valo expects, its revenues and results of operations may suffer. - If Valo cannot maintain existing partnerships, including its data partnerships, and cannot enter into new partnerships or similar business arrangements, Valo’s business could be adversely affected. - Because Valo has multiple programs and drug candidates in its development pipeline and is pursuing a variety of target indications and treatment modalities, Valo may expend its limited resources to pursue a particular drug candidate and fail to capitalize on opportunities that may be more profitable or for which there is a greater likelihood of success. - Security breaches, loss of data and other disruptions could compromise sensitive information related to Valo’s business or prevent it from accessing critical information and expose it to liability, which could adversely affect Valo’s business and reputation. - The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. - Valo’s success depends on its ability to protect its intellectual property, including trade secrets. - Valo will need to expand its organization and it may experience difficulties in managing this growth, which could disrupt its operations. - The markets in which Valo participates are highly competitive, and if Valo does not compete effectively, including for talent necessary to meet its business goals, its business and operating results could be adversely affected. - Even if Valo receives regulatory approval for any of its current or future product candidates, there can be no assurance that Valo may be successful due to competition, reimbursement landscape and challenges to adoption of its product candidates in the industry in which Valo operates. - Valo may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm Valo’s business and results of operations. - Certain of Valo’s estimates of market opportunity and forecasts of market growth could prove to be inaccurate. - If Valo is unable to attract and retain key employees and hire qualified personnel, its ability to compete and successfully grow its business would be adversely affected. - Valo may need to raise additional funds and these funds may not be available when needed. - Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect Valo’s business and future profitability. - Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of Valo’s product candidates and adversely impact its business. Risks Related to the Business Combination - The consummation of the Business Combination is subject to a number of conditions, including entry into a definitive agreement and plan of merger (the “Merger Agreement”), and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. - There is no guarantee that a Khosla stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better economic position. - If the Business Combination benefits do not meet the expectation of investors or securities or analysts, the market price of Khosla’s securities or, following the consummation of the Business Combination, the combined company’s securities may decline. - Potential legal proceedings in connection with the Business Combination, the outcome of which may be uncertain, could delay or prevent the completion of the Business Combination. - Following the consummation of the Business Combination, the combined company (“New Valo”) will be an “emerging growth company” and it cannot be certain if the required disclosure requirements applicable to emerging growth companies will make the post-combination company’s common stock less attractive to investors and may make it more difficult to compare performance with other public companies. - New Valo will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. PROPRIETARY & CONFIDENTIAL 4Risk Factors The below list of risk factors has been prepared as part of the Business Combination. The risks presented below are a subset of the general risks related to the business of Valo and the proposed Business Combination, and such list is not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Khosla with the SEC, and you should carefully consider these risks and uncertainties, together with the information in Valo’s consolidated financial statements and related notes. If Valo cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business, financial condition and results of operations could be materially and adversely affected. The risks described below are not the only risks that Valo faces. Additional risks that Valo currently does not know about or that it currently believes to be immaterial may also impair its business, financial condition or results of operations. You should review this investor presentation and perform your own due diligence and consult with your own financial and legal advisors prior to making an investment in Khosla and Valo. Risks relating to the business of Valo will be disclosed in future documents filed or furnished by Valo and/or Khosla with the SEC, including the documents filed or furnished in connection with the proposed transactions between Valo and Khosla. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Valo and Khosla and the proposed transactions between Valo and Khosla, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Valo’s Business - Valo has a history of substantial net operating losses and expects that it will continue to incur losses for the foreseeable future. - Valo has not generated any revenue since inception, which, together with its limited operating history and rapid growth, makes evaluating Valo’s current business and prospects difficult and may increase the risk of your investment. - Valo may incur significant costs relating to financing future acquisitions or licensing transactions. If Valo is unable to raise capital when needed or on attractive terms, Valo would be unable to consummate such transactions, forced to delay, scale back or discontinue some of its product candidate development programs or future commercialization efforts. - Valo has not conducted any clinicals trial to date. Valo’s product candidates will require preclinical and clinical development, which are lengthy and expensive processes with uncertain outcomes and the potential for substantial delays. Valo cannot give any assurance that any of its product candidates will be successful in clinical trials or receive regulatory approval, which approval is necessary before such product candidates can be commercialized. - Although Valo believes that its Opal platform has the potential to identify more promising molecules than traditional methods and to accelerate drug discovery and development, Valo’s focus on using its platform technology to discover and design molecules with therapeutic potential may not result in the discovery and development of commercially viable products for Valo or its collaborators. - Valo has invested, and expects to continue to invest, in research and development efforts that further enhance the Opal platform and advance drug candidates. Such investments in technology, data and therapeutic development are inherently risky and may affect Valo’s operating results. If the return on these investments is lower or develops more slowly than Valo expects, its revenues and results of operations may suffer. - If Valo cannot maintain existing partnerships, including its data partnerships, and cannot enter into new partnerships or similar business arrangements, Valo’s business could be adversely affected. - Because Valo has multiple programs and drug candidates in its development pipeline and is pursuing a variety of target indications and treatment modalities, Valo may expend its limited resources to pursue a particular drug candidate and fail to capitalize on opportunities that may be more profitable or for which there is a greater likelihood of success. - Security breaches, loss of data and other disruptions could compromise sensitive information related to Valo’s business or prevent it from accessing critical information and expose it to liability, which could adversely affect Valo’s business and reputation. - The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. - Valo’s success depends on its ability to protect its intellectual property, including trade secrets. - Valo will need to expand its organization and it may experience difficulties in managing this growth, which could disrupt its operations. - The markets in which Valo participates are highly competitive, and if Valo does not compete effectively, including for talent necessary to meet its business goals, its business and operating results could be adversely affected. - Even if Valo receives regulatory approval for any of its current or future product candidates, there can be no assurance that Valo may be successful due to competition, reimbursement landscape and challenges to adoption of its product candidates in the industry in which Valo operates. - Valo may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm Valo’s business and results of operations. - Certain of Valo’s estimates of market opportunity and forecasts of market growth could prove to be inaccurate. - If Valo is unable to attract and retain key employees and hire qualified personnel, its ability to compete and successfully grow its business would be adversely affected. - Valo may need to raise additional funds and these funds may not be available when needed. - Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect Valo’s business and future profitability. - Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of Valo’s product candidates and adversely impact its business. Risks Related to the Business Combination - The consummation of the Business Combination is subject to a number of conditions, including entry into a definitive agreement and plan of merger (the “Merger Agreement”), and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. - There is no guarantee that a Khosla stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better economic position. - If the Business Combination benefits do not meet the expectation of investors or securities or analysts, the market price of Khosla’s securities or, following the consummation of the Business Combination, the combined company’s securities may decline. - Potential legal proceedings in connection with the Business Combination, the outcome of which may be uncertain, could delay or prevent the completion of the Business Combination. - Following the consummation of the Business Combination, the combined company (“New Valo”) will be an “emerging growth company” and it cannot be certain if the required disclosure requirements applicable to emerging growth companies will make the post-combination company’s common stock less attractive to investors and may make it more difficult to compare performance with other public companies. - New Valo will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. PROPRIETARY & CONFIDENTIAL 4

Agenda

Topic	Presenter
Welcome	David Berry *Chief Executive Officer*
Overview	David Berry
Opal Platform	Brandon Allgood *Chief Artificial Intelligence Officer*
Q&A Session	
Break	
Therapeutic Programs	Hilary Malone *Chief Operating Officer, Therapeutics*
Financial Overview	Graeme Bell *Chief Financial Officer*
Closing Remarks	David Berry
Q&A Session	

Valo
PROPRIETARY & CONFIDENTIAL 5

The Valo Opportunity - Digital integration has just delivered: a standing start to >3.6 billion doses administered to over 1 billion patients in 18 months - The leading edge of biotechnology is being enabled by digital integration: causal genomics into targets; targets into drug candidates - Valo is enabling human-centric end-to-end digital integration to pioneer digitally native drug development PROPRIETARY & CONFIDENTIAL 6

The Valo Investment Opportunity Proposition - Valo’s Opal platform based on a human data focusing on increasing NPV >4x per drug - Opal goal: cut 6 years (>50%) and $500M (>50%) per drug, increasing success rates 2-4x - Powered by human data from >8 million patients with tens of trillions of data points - Enabled by a flywheel to drive active learning and learning at scale - Two Phase II-ready clinical assets and 15+ preclinical assets as a two year old company - Most advanced drugs going after addressable markets of >$11B and >$6B, respectively PROPRIETARY & CONFIDENTIAL 7The Valo Investment Opportunity Proposition - Valo’s Opal platform based on a human data focusing on increasing NPV >4x per drug - Opal goal: cut 6 years (>50%) and $500M (>50%) per drug, increasing success rates 2-4x - Powered by human data from >8 million patients with tens of trillions of data points - Enabled by a flywheel to drive active learning and learning at scale - Two Phase II-ready clinical assets and 15+ preclinical assets as a two year old company - Most advanced drugs going after addressable markets of >$11B and >$6B, respectively PROPRIETARY & CONFIDENTIAL 7

Combination of Khosla & Valo Health creates an industry-defining opportunity

Khosla Ventures (KV): Bold… Early… Impactful

- Early investors in industry-defining companies across multiple verticals
- Investments with $395B+ in value[1]
- KV has $14B+ AUM; 15 years+ of exceptional performance; investor alignment

Focus on long-term performance

- Tiered promote structure rewards success, aligning KV & Valo
- Sponsor will not sell/transfer any shares until the first to occur of 1 years following the acquisition or the achievement of performance targets
- KV supporting SPAC via $25M Forward Purchase Agreement backstop

Select KV Investments[1]

affirm	$17B market cap	okta	$33B market cap
DOORDASH	$48B market cap	oscar	$5B market cap
GUARDANT HEALTH	$16B market cap	QuantumScape	$16B market cap[2]
IMPOSSIBLE	$5B valuation[2]	Square	$121B market cap
instacart	$39B valuation	stripe	$95B valuation

KV Acquisition Company Team



Vinod Khosla, Founder
Founder & Managing Director at KV
Former general partner at Kleiner Perkins
Previously founded and served as CEO of Sun Microsystems



Samir Kaul, CEO
Founding Partner and Managing Director at KV
Former partner at Flagship Ventures



Peter Buckland, CFO
Partner, Managing Director, and COO at KV
Former partner at WilmerHale LLP

Valo

[1] Market capitalization as of April 12, 2021 or last publicly disclosed funding round
[2] Incubated

PROPRIETARY & CONFIDENTIAL 8

Pro forma valuation and ownership

TRANSACTION OVERVIEW	
Share price	$10.00
Pro forma shares outstanding[1]	281.1
Equity value	$2,810.9
(+) Debt	[0.0]
(-) Pro forma cash	(488.0)
Firm value	$2,322.9

FOCUS ON LONG-TERM PERFORMANCE

- Tiered promote structure[3] rewards success, aligning KV and Valo
- Sponsor will not sell/transfer any shares until the first to occur of 1 year following the acquisition or the achievement of performance targets[4]
- KV supporting SPAC via $25M Forward Purchase Agreement backstop
- Warrant-less SPAC structure

ILLUSTRATIVE PRO FORMA OWNERSHIP[1]


KVSA public shares
10.0%
PIPE investor shares
8.0%
KVSA sponsor shares
2.0%
Existing Valo rollover equity
80.0%

SOURCES	
Valo rollover equity	$2,250.0
Khosla cash held in trust[2]	345.0
PIPE investment	168.5
Total sources	$2,763.5

USES	
Cash to balance sheet	$485.5
Equity consideration to existing investors	2,250.0
Estimated transaction expenses[2]	28.0
Total uses	$2,763.5

Source: Company filings and estimates; Amounts are $mm, except per share price
[1] Assumes no share redemptions and excludes impact of shares subject to price vesting; Estimated common shares outstanding based on common shares owned by KVSA public shareholders (34.5mm), KVSA Sponsor/Board (6.1mm), PIPE (16.9mm), and legacy Value (225.0mm); [2] Estimated transaction fees and expenses for both SPAC and target including deferred underwriting fees, PIPE fee, financing fees and advisory, legal, accounting, and other fees. [3] At the closing of the Business Combination, all of the outstanding shares of Class B common stock will convert into an aggregate of 6,088,235 shares of the surviving company's Class A common stock; and (b) all of the outstanding shares of Class K common stock will convert into up to an aggregate of 8,697,479 shares of the surviving company's Class A common stock, but only to the extent certain triggering events occur prior to the 10th anniversary of the Business Combination, including three equal triggering events based on the surviving company's stock trading at $30.00, $40.00 and $50.00 per share following the first anniversary of the closing and also upon specified strategic transactions. For additional information, see Khosla's final prospectus relating to its initial public offering (the "Prospectus"). [4] Performance targets are triggered with respect to Class B common shares (x) if the closing price of the surviving company's Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) on the date on which the surviving company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Business Combination that results in all of the surviving company's stockholders having the right to exchange their shares of common stock for cash, securities or other property. For additional information, see the Prospectus. Class A shares issued upon conversion of any Class K shares will not be subject to restrictions on transfer except as described in the Prospectus.

Valo
PROPRIETARY & CONFIDENTIAL 9

Valo is a technology company built to transform drug discovery and development using human-centric data and computation...

LEGACY BIOPHARMA MODEL[1,2]



Biological Discovery
Target ID
Target to Hit
Hit to Lead
Ph II
Ph I
Preclinical
Lead Opt
Ph III
Reg
Comm

LOCALIZED[3] | DISINTEGRATED[3] SURROGATE-DEPENDENT[4] | SERIAL[1]

VALO DRUG ACCELERATION MODEL[5]



BIOLOGICAL DISCOVERY
THERAPEUTIC DESIGN
CLINICAL DEVELOPMENT
RWE
Diagnosis
Target Discovery
Target ID
Target to Hit
Hit to Lead
Lead Opt
Preclinical
Phase I
Phase II
Phase III
Reg
Comm
Opal™
PLATFORM

UNIFIED | INTEGRATED
HUMAN-CENTRIC | PARALLEL

Target ID = Target Identification; RWE = Real World Evidence; Lead Opt = Lead Optimization; Reg = Regulatory; Comm = Commercial; AI = Artificial Intelligence
[1] Paul, Steven M., et al. "How to improve R&D productivity: the pharmaceutical industry's grand challenge." Nat Rev Drug Discov 9, 203–214 (Mar 2010). [2]Hughes, James P., et al. "Principles of Early Drug Discovery." *British Journal of Pharmacology* 162.6, 1239-1249 (Mar 2011). [3] Konersmann, Todd., et al. "Innovating R&D with the Cloud: Business Transformation Could Require Cloud-Enabled Ecosystems, and Services." Deloitte Insights, Deloitte Center for Health Solutions, (Dec 2020). [4] See, for example, Seoka, Junhee, et al. "Genomic Responses in Mouse Models Poorly Mimic Human Inflammatory Diseases." PNAS, 110 (9) 3507-3512. (Feb 26, 2013). [5] The Opal platform is designed to reduce time and cost in the drug discovery and development process, which we refer to as the Valo Drug Acceleration Model

Valo
PROPRIETARY & CONFIDENTIAL
10

…designed to enable a new fully integrated end-to-end model of drug discovery and development to overcome legacy model limitations

AI-DRIVEN LIFE SCIENCES INNOVATION

REINFORCING LEGACY



Biological Discovery
Target ID
Target to Hit
Hit to Lead
Ph II
Ph I
Preclinical
Lead Opt
Ph III
Reg
Comm

Legacy biopharma model struggles to effectively integrate and leverage the full power of data & AI[1]

VALO TRANSFORMATION



BIOLOGICAL DISCOVERY
Diagnosis
Target Discovery
Target ID
Target to Hit
Hit to Lead
Lead Opt
Preclinical
Phase I
Phase II
Phase III
Reg
Comm
RWE
Opal
PLATFORM
THERAPEUTIC DESIGN
CLINICAL DEVELOPMENT

Valo's drug acceleration model is designed to create an integrated process centered on data & AI

Valo [1] Konersmann, Todd, et al. "Innovating R&D with the Cloud: Business Transformation Could Require Cloud-Enabled Ecosystems, and Services." Deloitte Insights, Deloitte Center for Health Solutions, (Dec 2020).
AI = Artificial Intelligence; Target ID = Target Identification; RWE = Real World Evidence; Lead Opt = Lead Optimization; Reg = Regulatory; Comm = Commercial

PROPRIETARY & CONFIDENTIAL 11

Valo’s Comparative Advantage: Valo’s Opal platform is designed to enable a fully integrated, human-centric approach to develop better drugs, faster Valo is building an end-to-end, fully-integrated digitally native drug development platform with a unified architecture, founded upon world-class human-centric data and AI-anchored computation PROPRIETARY & CONFIDENTIAL 12Valo’s Comparative Advantage: Valo’s Opal platform is designed to enable a fully integrated, human-centric approach to develop better drugs, faster Valo is building an end-to-end, fully-integrated digitally native drug development platform with a unified architecture, founded upon world-class human-centric data and AI-anchored computation PROPRIETARY & CONFIDENTIAL 12

Data→compute→drug flywheel builds from a human data foundation and accelerates to improve computationally derived insights

OPAL ACCELERATION FLYWHEEL


DATA
COMPUTE
DRUG
BIOLOGICAL DISCOVERY
THERAPEUTIC DESIGN
CLINICAL DEVELOPMENT
Diagnosis
Target Discovery
Target ID
Target to Hit
Hit to Lead
Lead Opt
Preclinical
Phase 1
Phase 2
Phase 3
Reg
Comm
RWE
Opal
PLATFORM

- Large scale, high quality **human data coupled with distinctive computation serves as Opal's foundation**
- **Every experiment we run generates data that feeds back into our flywheel**
- Our flywheel is designed to translate our data foundation into **a growing competitive advantage**

As the velocity of Opal's flywheel increases, so should the value generated by Valo

Valo
PROPRIETARY & CONFIDENTIAL 13

Valo's strategy drives data integration to accelerate Opal, while applying it at scale

CURRENT

Building what we believe is the first digitally native fully integrated pharma

FUTURE

Aspiration to become the standard technology platform for drug development

1	2	3	4
BUILD	**VALIDATE**	**SCALE**	**DEMOCRATIZE**
Build Opal platform and Data Lake	Validate Opal platform through internal pipeline	Scale Opal platform through high-value partnerships	Democratize access to Opal through software businesses

Valo PROPRIETARY & CONFIDENTIAL 14

Valo ultimately aspires to significantly increase program NPV by reducing the time and cost, and increasing PTRS of drug discovery and development

	DISCOVERY & PRECLINICAL		CLINICAL DEVELOPMENT	TOTAL
INDUSTRY[1]	*AVERAGE* 5.5 years $280M per launch 35% Phase PTRS		*AVERAGE* 6.5 years $550M per launch 13% Phase PTRS	***AVERAGE*** **13.5 years** **$874M per launch** **4% Overall PTRS** **NPV on 3 programs per year[4]: $7.9B**
VALO	*GOAL* 2-4 years[3] $35-45M per launch[3] 70-80% Phase PTRS[3]	*GOAL* 3-6 years[3] $250-350M per launch[3] 40-50% Phase PTRS[3]	*GOAL* **8-11 years[2,3]** **$350-500M per launch[3]** **25-40% Overall PTRS[3]**	**NPV on 3 programs per year[4]: $15-30B**

Overall PTRS (from phase to approval)

	Discovery	Preclinical	Ph I	Ph II	Ph III	Regulatory
INDUSTRY[1]	4%	8%	12%	22%	64%	91%
VALO GOAL	30-40%	35-45%	40-50%	50-60%	75-85%	95%

[1] Paul, Steven M., et al. "How to improve R&D productivity: the pharmaceutical industry's grand challenge." Nat Rev Drug Discov 9, 203–214 (Mar 2010). Based on industry benchmarks and data from Eli Lilly and Company
[2] Assumes standard regulatory timelines
[3] Based on management's long-term expectations
[4] 3 programs to generate launches-per-year for 10 years, assuming peak sales of $1B with 5 year even sales ramp using numbers to get to launches per this slide, no sales post IP expiry with filing on year 1 and assuming 5 year extension, 13.5% discount rate

Valo PROPRIETARY & CONFIDENTIAL 15

Valo is initially deploying Opal for the internal development of drugs, enabling its flywheel by accelerating our internal pipeline CURRENT Building what we believe is the first digitally native fully integrated pharma ● Foundational data lake in hand with enough data to power Opal 1 2 ● End-to-end components across Opal platform BUILD VALIDATE enabled Build Opal platform and Data Validate Opal platform ● Key early validations in hand Lake through internal pipeline ● Initial pipeline built Valo’s strategy aims to accelerate Opal’s data→compute→drug flywheel PROPRIETARY & CONFIDENTIAL 16Valo is initially deploying Opal for the internal development of drugs, enabling its flywheel by accelerating our internal pipeline CURRENT Building what we believe is the first digitally native fully integrated pharma ● Foundational data lake in hand with enough data to power Opal 1 2 ● End-to-end components across Opal platform BUILD VALIDATE enabled Build Opal platform and Data Validate Opal platform ● Key early validations in hand Lake through internal pipeline ● Initial pipeline built Valo’s strategy aims to accelerate Opal’s data→compute→drug flywheel PROPRIETARY & CONFIDENTIAL 16

Opal is an end-to-end platform, using human data throughout the drug discovery and development process PLATFORM BIOLOGICAL DISCOVERY Human data to identify human targets designed to treat human disease with enhanced clinical development profiles TM CLINICAL DEVELOPMENT THERAPEUTIC DESIGN Active learning, self-reinforcing, in Designed to increase silico - experimental platform likelihood of success PROPRIETARY & CONFIDENTIAL 17Opal is an end-to-end platform, using human data throughout the drug discovery and development process PLATFORM BIOLOGICAL DISCOVERY Human data to identify human targets designed to treat human disease with enhanced clinical development profiles TM CLINICAL DEVELOPMENT THERAPEUTIC DESIGN Active learning, self-reinforcing, in Designed to increase silico - experimental platform likelihood of success PROPRIETARY & CONFIDENTIAL 17

Opal is built upon a differentiated, human-centric, and high quality data foundation

>125M years of longitudinal patient data



Valo's cumulative longitudinal patient data
Total patient years of data
125M
100M
75M
50M
25M
0M
- Near zero missingness rate on patients
- Average of 15 years of continuous data
- Continuous updating
0M
37.5M
>125M
Founding (2019)
End 2019
End 2020

Multidimensional -'omics

Exclusive access to one of the largest prospective studies spanning pan-omics, imaging, and medical records

>22.5T	**>210M**	**>21M**	**>320K**
Whole genome sequencing data points	mRNA sequencing data points	Metabolomic and/or proteomic data points	Blood sample aliquots





>13K images
paired with related scoring data

Opal fuses Valo's novel and/or exclusive longitudinal and 'omics data using **proprietary methodologies** designed to enable **intelligent imputation**, the upgrade of public and semi-private data, and the **generation of novel insights**

Valo
PROPRIETARY & CONFIDENTIAL
18

Biological discovery: Causal human-centric target and biology discovery BIOLOGICAL DISCOVERY Bayesian network 2 1 analysis Presumed loss of Circulating TARGET1 BIOMARKER function in GENE1 levels were has been significantly higher in associated with vascular disease, lower circulating compared to controls TARGET1 levels 2 1 0 1 2 100 200 300 400 Number of Alleles Metabolite 2 3 GENOTYPE PHENOTYPE 3 Data imply potential for Opal is designed to Presumed loss of function causality of TARGET1 in variants GENE1 has been generate novel targets associated with lower vascular disease, which can be for precise patient prevalence of vascular modulated by disease populations via GENE1/PROTEIN1 inhibition explainable and builds foundation for methodologies biomarker-driven trials 0 1 2 Number of Alleles PROPRIETARY & CONFIDENTIAL 19 Metabolite 1 -2 -1 0 1 2 Frequency of Coronary Artery Disease (%) Cumulative Rate of Coronary Artery Disease 0.15 0.20 0.25 0.30 0.35Biological discovery: Causal human-centric target and biology discovery BIOLOGICAL DISCOVERY Bayesian network 2 1 analysis Presumed loss of Circulating TARGET1 BIOMARKER function in GENE1 levels were has been significantly higher in associated with vascular disease, lower circulating compared to controls TARGET1 levels 2 1 0 1 2 100 200 300 400 Number of Alleles Metabolite 2 3 GENOTYPE PHENOTYPE 3 Data imply potential for Opal is designed to Presumed loss of function causality of TARGET1 in variants GENE1 has been generate novel targets associated with lower vascular disease, which can be for precise patient prevalence of vascular modulated by disease populations via GENE1/PROTEIN1 inhibition explainable and builds foundation for methodologies biomarker-driven trials 0 1 2 Number of Alleles PROPRIETARY & CONFIDENTIAL 19 Metabolite 1 -2 -1 0 1 2 Frequency of Coronary Artery Disease (%) Cumulative Rate of Coronary Artery Disease 0.15 0.20 0.25 0.30 0.35

Biological discovery: Linking targets to precisely selected patient populations in disease progression

BIOLOGICAL DISCOVERY

PATIENT SUBGROUP


MOLECULE
MECHANISM
BIOMARKER
OUTCOME

Designed to causally link therapeutic **intervention** to target & pathway **mechanism** to physiological **biomarkers** of patient fit & response to disease-relevant **outcomes** (e.g., motor symptoms)


45
24
14
18
34
85
32

ILLUSTRATIVE NEURODEGENERATIVE EXAMPLE

Clinical embedding subgroup	Clinical severity & progression	Presentation / medication	Subgroup demographics	Biosignature
18	-	diuretics constipation muscle relaxant	 40% female (46%) 142/7121 subjects 0.05 0.00 ratio 50 100 age	
32	++	MAOi, COMTi, amantadine, etc seizure/psych	 37% female (46%) 237/7121 subjects 0.04 0.02 0.00 ratio 50 100 age	⬇ Bio-signature-1
85	+	MAOi restless leg stiffness	 34% female (46%) 362/7121 subjects 0.050 0.025 0.000 ratio 50 100 age	⬇ Bio-signature-2

Valo
PROPRIETARY & CONFIDENTIAL 20

Therapeutic design: Closed-loop active learning proprietary molecule design and synthesis

THERAPEUTIC DESIGN

OPAL'S INTEGRATED MOLECULE DESIGN LOOP

Molecule Discovery Input Data

>200K ADME data points from >50 endpoint assays
>10M compounds with activity data
>70 trillion virtual molecules created
>375M molecules scored

Predictive Models

Generated by the input data set.
Activity, selectivity, toxicity, metabolism, bioavailability, synthesizability, etc.
>30,000 models built and deployed
>2 billion predictions made, evaluating against optimization criteria





In-House Valo Laboratories (>40K sq. ft.)

Automated synthesis + purification of 5,000 molecules/month (average)
DEL libraries of >5B drug-like compounds
4 automated HTS platforms operating up to 24/6
HTS library of >500K compounds

HTS = high throughput screening; DEL = DNA-encoded library; ADME = absorption, distribution, metabolism, and excretion

Valo PROPRIETARY & CONFIDENTIAL 21

Therapeutic design: Human-centric approach to optimize for target activity, ADME, and tox to predict clinical potential in parallel

THERAPEUTIC DESIGN

TRADITIONAL DEVELOPMENT



Compound screening
In vitro efficacy
In vivo efficacy
Tox screen
• • •

VALO INTEGRATED DEVELOPMENT

Valo's parallelized design cycle



Molecule design
Integrated design
Experimental confirmation
Data
Tox & ADME prediction

EXAMPLE PARALLELIZED DESIGN[2]

CYCLE 1
25 compounds synthesized
Key activity goals met



CYCLE 2
31 compounds synthesized
Key off-targets modeled



CYCLE 3
13 compounds synthesized
All optimization goals met



Valo

[1] Hughes, James P., et al. "Principles of Early Drug Discovery." *British Journal of Pharmacology* 162.6, 1239-1249 (March 2011)
[2] Aggregates historical data from acquisitions and work conceived and/or advanced by Valo; Valo does not have ongoing rights related to clinical drug program developed prior to Valo's acquisitions

PROPRIETARY & CONFIDENTIAL 22

Clinical development: Computational tools designed to predict safety and responder populations driving higher confidence clinical trials

CLINICAL DEVELOPMENT

1. **Featurize patient data & biomarker signature discovery** →
   - INPUTS: Opal Patient Data; Public Datasets; Opal Panomic Data
2. **Identify pathway dysfunction in selected subgroups** →
   - INPUTS: Opal Panomic Data; Opal Chemistry & Biology Data; Opal Biological knowledge graphs
3. **Design pragmatic clinical studies** →
   - INPUTS: Opal Chemistry & Biology Data; Opal Biological knowledge graphs
4. **Monitor and adapt study on ongoing basis** →
   - INPUTS: Opal Chemistry & Biology Data; Opal Biological knowledge graphs; Opal simulation data

→ **Optimized, higher LoS trials**

Valo's differentiated approach is designed to **harness our proprietary data lake to precisely identify responder populations (patients and time), enabling pragmatic studies**—for faster and more effective studies

Valo LoS = likelihood of success PROPRIETARY & CONFIDENTIAL 23

Key validations of Opal's acceleration potential include:

OPAL PLATFORM		INDUSTRY
New target identification in ***weeks*** *(CV and ND targets discovered and/or statistically validated in less than a month)*	VS.	***6-12 months*** for typical target discovery using surrogates rather than humans[1]
Causal human targets and biology discovered while recapitulating known clinically validated targets	VS.	***Correlative human targets and causal targets in other species discovered with false positives***
New molecule identification, validation and transition to hit-to-leads (H2L) in ***months*** *(H2L 1 billion evaluated, 100s made/tested, multiple proprietary series)*	VS.	Average of ***6-12 months*** to move from target to hit to lead candidate[1]
Lead optimization (LO) in ***months*** *(LO in 9-12 months driven by Opal-enabled compressed number of LO chemistry cycles)*	VS.	Average of ***two years*** spent in lead optimization alone[1]
>90% prediction accuracy for off-target binding (retrospective and prospective validations) with reach into 1000s of proteins	VS.	***Reach into 10s of proteins on current panels***
Causal biomarker discovery in ***months*** *(0 to novel Parkinson's biomarker in 2 months)*	VS.	***Significant time and resource investment*** to discover clinically relevant biomarkers[2]

CV = cardiovascular; ND = neurodegenerative; H2L = hit-to-lead; LO = lead optimization

[1] Paul, Steven M., et al. "How to improve R&D productivity: the pharmaceutical industry's grand challenge." Nat Rev Drug Discov 9, 203–214 (Mar 2010). [2] See, for example, Paulovich, Amanda G., et al. "The interface between biomarker discovery and clinical validation: The tar pit of the protein biomarker pipeline." Proteomics Clin Appl 2, 1386-1402 (Oct 2008)

Valo PROPRIETARY & CONFIDENTIAL 24

Q&A (Part 1)Q&A (Part 1)

Valo's rapidly growing internal supply chain of programs demonstrates the potential of Opal drug acceleration, generating news flow and value inflection points

TARGET DISCOVERY | MOLECULE DISCOVERY | IND ENABLING | PHASE 1 | PHASE 2 | PHASE 3 *(if needed)* | REGISTRATION

Area	Program	Indication
CARDIOVASCULAR-METABOLIC-RENAL	OPL-0301[1]	*Heart Failure; Acute Kidney Injury*
	OPL-0401[2]	*Diabetic Retinopathy; Diabetic Complications*
	OPAL-0022	*Atherosclerosis*
	OPAL-0004	*Atherosclerosis; Glioblastoma*
	OPAL-0018	*Atherosclerosis*
	OPAL-0003	*Heart Failure; Glioblastoma*
ONCOLOGY	OPL-0101[3]	*Immuno-Oncology (Platform for broader Immunology)*
	OPAL-0021	*Heme-Targeting*
	OPAL-0015	*NSCLC; Squamous Cell Carcinoma; Targeted Defined Tumors*
	OPAL-0024	*Defined Tumors*
	OPAL-0001	*Medulla/Glioblastoma Brain Tumors; Breast Cancer*
	OPAL-0014	*Pancreatic Ductal Adenocarcinoma (PDAC), Targeted Defined Tumors*
	OPAL-0023	*Defined Tumors; Immune Modulation*
	OPAL-0012	*Defined Tumors*
NEURODEGENERATIVE	OPAL-0016	*Induced Neuropathy and Cardiomyopathy*
	OPAL-0002	*Neurodegenerative*
	OPAL-0006	*Neurodegenerative; Oncology (metastatic)*

PLANNED 2021 INTERNAL SUPPLY CHAIN KEY MILESTONES[4]

- Launching Opal-enabled Phase II study for OPL-0301
- Planning Opal-enabled Phase II study for OPL-0401 (launch in 2022)
- Advancing OPL-0101 IND-enabling experiments
- Advancing two internal discovery programs toward Drug Candidate status
- Activating two discovery programs pursuing targets enabled by Opal

PLANNED 2021 EXTERNAL SUPPLY CHAIN KEY MILESTONES[4]

- Launching strategic ecosystem partnership program
- Increased flywheel velocity through data and compute expansion

Proprietary programs across cardiovascular-metabolic-renal, oncology, and neurodegenerative disease that use and/or further build Opal. Additional proprietary preclinical programs with potential for out-licensing or future development.

Valo Pipeline as of June 30, 2021 [1] Valo in-licensed OPL-0301 in February 2021 [2] Valo in-licensed OPL-0401 in May 2021 [3] Valo acquired OPL-0101 in May 2021 [4] Reflects management's 2021 goals

PROPRIETARY & CONFIDENTIAL
26

OPL-0301: Differentiated Phase II-ready S1P1R agonist for heart failure

THERAPEUTIC HYPOTHESIS | A biased S1P1R functional agonist designed to **avoid the side effects of other S1P1R modulators** with potential to unlock therapeutic benefit for heart failure and kidney injury patients

OPL-0301 design intent:
G-protein biased S1P1R agonist


S1P1R
G-protein
Beta-arrestin
Improved endothelial function
Reduced heart rate + conduction
Lymphocyte egress
Receptor desensitization + internalization

- Traditional S1P1 receptor modulators activate both the G-protein and B-arrestin signalling pathways, resulting in lymphocyte egress and receptor desensitization that leads to cardiovascular (CV) side effects
- OPL-0301 is designed to selectively target the G-protein pathway, and thereby avoid lymphocyte egress and CV side effects at anticipated therapeutic doses

In preclinical assays OPL-0301 showed superior ability to activate without desensitization

	EC50 (nM) activation	IC50 (nM) desensitization	Activation: desensitization ratio
OPL-0301	**26**	**2980**	**114**
Siponimod (Novartis)	<1	<0.2	**<0.2**
Ponesimod (Actelion)	2.4	18	**7.7**
Ozanimod (BMS)	27	170	**6.4**

OPL-0301 was >100-fold selective on S1P1R versus S1P2R/3R/4R/5R

Valo
PROPRIETARY & CONFIDENTIAL 27

OPL-0301: Preclinical result of increased coronary flow reserve without significant lymphocyte reduction supports mechanistic hypothesis In preclinical models, S1P1R activation doses were separated from S1P1R desensitizing doses Doses of 1 and 3 mg/kg activated (left) but did not cause lymphopenia (right) OPL-0301 1 mg/kg OPL-0301 3 mg/kg OPL-0301 10 mg/kg OPL-0301 30 mg/kg Fingolimod 0.3 mg/kg OPL-0301 L-Arginine Treatments PROPRIETARY & CONFIDENTIAL 28 Coronary Conductance Ratio AUC2/AUC1OPL-0301: Preclinical result of increased coronary flow reserve without significant lymphocyte reduction supports mechanistic hypothesis In preclinical models, S1P1R activation doses were separated from S1P1R desensitizing doses Doses of 1 and 3 mg/kg activated (left) but did not cause lymphopenia (right) OPL-0301 1 mg/kg OPL-0301 3 mg/kg OPL-0301 10 mg/kg OPL-0301 30 mg/kg Fingolimod 0.3 mg/kg OPL-0301 L-Arginine Treatments PROPRIETARY & CONFIDENTIAL 28 Coronary Conductance Ratio AUC2/AUC1

Phase I data: Designed to avoid S1P1R class effects at well tolerated doses At doses <= 5 mg, OPL-0301 evoked little or no effects on heart rate (no symptomatic bradycardia or tachyphylaxis) DAY ONE DAY FOURTEEN Absolute change from baseline heart rate on day 1 Absolute change from baseline heart rate on day 14 (safety population) (safety population) After 14 days, Doses <= 5 mg, showed little effect on heart rate relative to placebo (black line) Theoretical Time TheoreAcal Time Placebo OPL-0301 0.5 mg OPL-0301 1 mg Placebo OPL-0301 0.5 mg OPL-0301 1 mg OPL-0301 10 mg OPL-0301 2.5 mg OPL-0301 5 mg OPL-0301 10 mg OPL-0301 2.5 mg OPL-0301 5 mg OPL-0301 15 mg OPL-0301 15 mg PROPRIETARY & CONFIDENTIAL 29 Absolute change Heart Rate (bpm) Absolute change Heart Rate (bpm)Phase I data: Designed to avoid S1P1R class effects at well tolerated doses At doses <= 5 mg, OPL-0301 evoked little or no effects on heart rate (no symptomatic bradycardia or tachyphylaxis) DAY ONE DAY FOURTEEN Absolute change from baseline heart rate on day 1 Absolute change from baseline heart rate on day 14 (safety population) (safety population) After 14 days, Doses <= 5 mg, showed little effect on heart rate relative to placebo (black line) Theoretical Time TheoreAcal Time Placebo OPL-0301 0.5 mg OPL-0301 1 mg Placebo OPL-0301 0.5 mg OPL-0301 1 mg OPL-0301 10 mg OPL-0301 2.5 mg OPL-0301 5 mg OPL-0301 10 mg OPL-0301 2.5 mg OPL-0301 5 mg OPL-0301 15 mg OPL-0301 15 mg PROPRIETARY & CONFIDENTIAL 29 Absolute change Heart Rate (bpm) Absolute change Heart Rate (bpm)

Phase I data: suggest potential for dose and time-dependent endothelial- protective effects and distinct mechanism OPL-0301 demonstrated limited impact on lymphocytes in healthy Effect of 28 day once-daily treatment of OPL-0301 (1 and 5mg), or subjects in 14 day Phase I study (n=55) placebo on % flow-mediated dilation (FMD) 1 Post-hoc analysis Day 14 1 All FMD data Placebo OPL-0301 0.5 mg OPL-0301 1 mg OPL-0301 2.5 mg OPL-0301 5 mg OPL-0301 10 mg OPL-0301 15 mg Placebo (n=6) OPL-0301 5mg (n=15) OPL-0301 1mg (n=15) Sildenafil 50mg (n=6) - OPL-0301 did not reduce lymphocytes at doses up to 2.5mg - Evidence for dose and time-dependent endothelial effects of OPL-0301, at least as - ~10% reducMon at 5mg good as sildenafil - FMD is correlated with cardiovascular events. A 1% increase in FMD predicts a 16% RRR for cardiovascular events [1] Exclusion criteria in post-hoc analysis was to exclude FMD for all subsequent time-points following an increase in hsCRP of >2.5 mg/L compared to baseline. FMD expressed as change from baseline. Bars are mean +/- SEM. Number of FMD PROPRIETARY & CONFIDENTIAL 30 data points shown within each bar chart %FMD %FMD (change from baseline) (change from baseline)Phase I data: suggest potential for dose and time-dependent endothelial- protective effects and distinct mechanism OPL-0301 demonstrated limited impact on lymphocytes in healthy Effect of 28 day once-daily treatment of OPL-0301 (1 and 5mg), or subjects in 14 day Phase I study (n=55) placebo on % flow-mediated dilation (FMD) 1 Post-hoc analysis Day 14 1 All FMD data Placebo OPL-0301 0.5 mg OPL-0301 1 mg OPL-0301 2.5 mg OPL-0301 5 mg OPL-0301 10 mg OPL-0301 15 mg Placebo (n=6) OPL-0301 5mg (n=15) OPL-0301 1mg (n=15) Sildenafil 50mg (n=6) - OPL-0301 did not reduce lymphocytes at doses up to 2.5mg - Evidence for dose and time-dependent endothelial effects of OPL-0301, at least as - ~10% reducMon at 5mg good as sildenafil - FMD is correlated with cardiovascular events. A 1% increase in FMD predicts a 16% RRR for cardiovascular events [1] Exclusion criteria in post-hoc analysis was to exclude FMD for all subsequent time-points following an increase in hsCRP of >2.5 mg/L compared to baseline. FMD expressed as change from baseline. Bars are mean +/- SEM. Number of FMD PROPRIETARY & CONFIDENTIAL 30 data points shown within each bar chart %FMD %FMD (change from baseline) (change from baseline)

S1P1R biology leads to prioritizing initial indications for OPL-0301 in which both improved remodeling and reduced/managed afterload is important

Improved Endothelial Function

Improved Cardiac Remodeling <u>and</u> Reduced/ Managed Afterload

LVD post MI (planned initial indication)
AKI (planned second indication)
Broader heart failure eg HFpEF (potential future indication)

Improved Cardiac Remodeling

*HFrecEF**
*Cardiomyopathy**

Reduced/Managed Afterload

*Aortic Stenosis**
*Chronic Kidney Disease**

We are not aware of other biased S1P1R functional agonists

ILLUSTRATIVE TARGET PATIENT POPULATION

Top-line heart failure patients	6.2M US / 6.44M EU5 / 1M JPN
Top-line hospitalized MI patients[1]	0.54M US / 0.5M EU5 / 0.25M JPN
Percent of patients with reduced left ventricular ejection fraction[2]	45%
Treatable MI patient population	0.24M US / 0.23M EU5 / 0.11M JPN
Treatable AKI patient population[3]	0.9M US / 0.45M EU5 / 0.15M JPN

*Example indications, no current plans to pursue
[1] CDC, NCBI, Nishigaki, et al., EuroStat; [2] Miller, et al.; [3] Research and Markets

Valo PROPRIETARY & CONFIDENTIAL 31

Post-MI: OPL-0301 use in post-MI supported by human and rat data

S1P levels ~50% lower in patients with myocardial infarction



600
500
400
300
200
100
0
pmol/ml
p=0.022
p=0.0001
p=0.0001
Control
Infarction
5d later
250
200
150
100
50
Infarction
5d later

- S1P levels ~50% reduced post MI upon admission to ICU vs healthy
- Further reduction in S1P levels was observed in 16 of 21 (76%) patients five days after initial admission to ICU

Cardioprotective effective in rat MI model: 59-65% reduction in infarct size



Vehicle CTRL i.v. (N=8)
1 mg/kg SEW2871 i.v. (N=8)
1 mg/kg OPL-0301 precursor compound i.v. (N=8)
3 mg/kg OPL-0301 precursor compound i.v. (N=8)
Infarct/Risk Mass Ratio [% of risk mass]
50
40
30
20
10
0
**
*
**
-58%
-59%
-65%

One way ANOVA with Dunnett's post hoc test vs. control group;
* = p < 0.001, ** = p< 0.0001

Valo
[1] Knapp et al., 2009. Plasma Sphingosine-1 phosphate concentration is reduced in patients with myocardial infarction. Med Sci Monit 2009; 15(9); CR490-43
[2] SEW2871 is a biased S1P1R agonist research compound

PROPRIETARY & CONFIDENTIAL
32

Acute kidney injury (AKI): Preclinical results support OPL-0301's potential for AKI

OPL-0301 demonstrated significant renal function preservation in rat model of AKI ischemia/reperfusion
Creatininemia (µmol/L)
500
400
300
200
100
0
***
#
##
-89%
-96%
sham
0
0.3
1
3
OPL-0301 mg/kg orally

In preclinical models, OPL-0301 preserved endothelial barrier integrity and capillary density



Ischemia/reperfusion
Sham
Vehicle
OPL-0301 3mg/kg



Cortical labyrinth
Outer medulla
Medulla
Sham
IR-Vehicle
IR-OPL-0301 3mg/kg

- OPL-0301 prevented albumin extravasation into the renal cortex
- Demonstrated preservation of capillary density across the kidney

Valo PROPRIETARY & CONFIDENTIAL 33

Valo’s first planned OPL-0301 clinical study for post-MI In 4Q21, we expect to inifate a Phase II study evaluafng the safety and eﬃcacy of daily dosing post MI Planned Phase II clinical trial of OPL-0301 Clinical development expected to benefit from 1 Opal in multiple ways, including: in LVD post MI - Safety analytics OPL-0301 efficacy - Biomarker analysis and optimization OPL-0301 safety lead-in evaluation - Inclusion and exclusion criteria optimization Confirmation of Efficacy study with dynamic The study will be designed to collect computational predictions for biomarker and dose comprehensive data which Valo plans to utilize to use on top of standard of optimization inform future development care [1] Illustrative clinical design; approach subject to finalization with FDA PROPRIETARY & CONFIDENTIAL 34Valo’s first planned OPL-0301 clinical study for post-MI In 4Q21, we expect to inifate a Phase II study evaluafng the safety and eﬃcacy of daily dosing post MI Planned Phase II clinical trial of OPL-0301 Clinical development expected to benefit from 1 Opal in multiple ways, including: in LVD post MI - Safety analytics OPL-0301 efficacy - Biomarker analysis and optimization OPL-0301 safety lead-in evaluation - Inclusion and exclusion criteria optimization Confirmation of Efficacy study with dynamic The study will be designed to collect computational predictions for biomarker and dose comprehensive data which Valo plans to utilize to use on top of standard of optimization inform future development care [1] Illustrative clinical design; approach subject to finalization with FDA PROPRIETARY & CONFIDENTIAL 34

OPL-0401: An oral, Phase II ready compound for complications of diabetes, including diabetic retinopathy (DR)

THERAPEUTIC HYPOTHESIS

An oral ROCK1/2 inhibitor with potential for preferential exposure in the retina could address DR patients currently underserved by existing therapies with potential for expansion in diabetic triopathy and beyond

OPL-0401 has potential for DR with expansion across diabetic triopathy

- OPL-0401 is designed to be orally administered, and has potential for preferential retinal distribution
- In clinical studies for DR, other **ROCK inhibitors demonstrated effectiveness** in treating DR by ocular injection
- In clinical studies, **OPL-0401 was observed to not generate the side effects common to other ROCK inhibitors** at anticipated therapeutic doses in studied patient populations
- OPL-0401 study is intended to both pursue indication in DR and obtain data to better define patient populations for diabetic complications

Third party clinical study demonstrated clinical proof of concept for ROCK inhibition in DR suggests potential for OPL-0401 in DR

ROCK inhibition in combination with anti-VEGF has the potential to reduce central macular thickness, including in VEGF-refractory DR[1]



Severe diabetic macular edema despite intravitreal (IVT) anti-VEGF treatment

Reduction in central macular thickness one month after combined IVT ROCK inhibitor + anti-VEGF

Effect of ROCK inhibition in combination with anti-VEGF was sustained over time (6 months)[2]

Valo

ROCK = Rho-associated kinase; anti-VEGF = anti-vascular endothelial growth factor; SoC = standard of care; DR = diabetic retinopathy; AE = adverse event
[1] Nourinia, Ramin, et al. "Intravitreal Fasudil Combined with Bevacizumab for Treatment of Refractory Diabetic Macular Edema; A Pilot Study." *Journal of Ophthalmic & Vision Research*, Vol. 8 (4), 337-40. (Oct 2013)
[2] Reflects management's current expectations

PROPRIETARY & CONFIDENTIAL 35

OPL-0401: First indication under development is diabetic retinopathy with expansion opportunities into diabetic complications more broadly

OPL-0401 for the potential treatment of Diabetic Retinopathy

ILLUSTRATIVE TARGET PATIENT POPULATION

Top-line diagnosed prevalence[1]	2.4M US / 5M EU5 / 1.2M JPN
Percent of moderate and severe non-proliferative patients out of total[2]	40%
Treatable patient population	0.96M US / 2.00M EU5 / 0.48M JPN

ILLUSTRATIVE EXAMPLES OF APPROVED PRODUCTS

	2020 Net Revenue[3]
Aflibercept (IVT, AMD/DR) *Eylea*	$8.4B WW ($4.9B US)
Ranibizumab (IVT, AMD/DR) *Lucentis*	$3.5B WW ($1.5B US)

We believe that OPL-0401 has the potential to be differentiated from other therapeutic products in that it is an oral candidate with the potential to have unique biodistribution to the retina

Valo

[1] GlobalData
[2] Journal of Clinical and Experimental Ophthalmology
[3] EvaluatePharma - includes revenue from additional indications beyond DR

PROPRIETARY & CONFIDENTIAL 36

OPL-0401: Preclinical experiments have shown preferential retinal exposure following oral administration without toxicity in the eye

Preclinical studies demonstrated that OPL-0401's concentration in the retina was nearly 200-fold higher than that in the plasma following oral administration

OPL-0401, Minipig, Ocular, 2mg/kg, Male[1]



300
200
100
0
Tissue/plasma ratio
Individual ratios
Mean ratios
Retina
Sclera
Vitreous body
Matrix

Additional preclinical studies in rats revealed that OPL-0401's preferential retinal exposure was sustained for over a six month period after a single oral administration

OPL-0401 was evaluated in 6 and 12 month toxicology studies in dogs

- In both studies, OPL-0401 was administered orally once daily
- During treatment, all dogs underwent ophthalmology exams, and after study completion, eye tissue underwent microscopic examination
- There were no histopathology observations in either the 6 or 12 month dog studies

[1] Effects in female minipigs were comparable to the effects observed in males

Valo PROPRIETARY & CONFIDENTIAL 37

OPL-0401 has been administered across 11 clinical studies to date

Summary of clinical studies completed for OPL-0401

Phase	Study Description	Subjects Enrolled
Phase I	Single dose study in healthy, young male subjects evaluating doses between 1 mg and 50 mg versus placebo	62
Phase I	Single dose study in healthy, young male subjects evaluating 20 mg dose	8
Phase I	Multiple dose study in healthy, young male subjects evaluating doses between 10 and 35 mg for 14 days QD, and a 25 mg dose for 14 days BID	48
Phase I	Multiple dose study in healthy, elderly subjects evaluating 15 and 25 mg doses at 14 days BID versus placebo	16
Phase I	Single dose study in healthy, young male subjects evaluating 10 mg dose	12
Phase I	Multiple dose study in healthy elderly subjects evaluating OPL-0401 and amlodipine versus placebo amlodipine for days 1-9 QD and OPL-0401 and amlodipine QD on day 10	24
Phase I	Single dose study in renally impaired and healthy subjects evaluating 10 mg dose	25
Phase I	Single dose study of [^{14}C]-OPL-0401 in healthy male subjects evaluating 10 mg dose	6
Phase I*	Multiple dose study in CKD3 patients on top of SOC evaluating 10 mg and 20 mg doses for 20 days QD versus placebo	20
Phase II*+	Multiple dose study in patients with MVA and/or persistent stable angina evaluating two doses versus placebo	10
Phase II*	Single dose study in patients with erectile dysfunction evaluating doses between 15 and 20 mg versus placebo and versus sildenafil	24

- **OPL-0401 has been dosed across nine Phase I clinical trials and two Phase IIa clinical trials** (prior to Valo's acquisition of the program)
- OPL-0401 has been **observed to not lead to tachyphylaxis, bradycardia or hypotension** in studied patient populations at anticipated therapeutic doses
- Overall, **OPL-0401 was generally well tolerated** in healthy subjects and in subjects with mild or moderate renal impairment after single doses between 1 to 35mg and at all doses and regiments in multiple dose studies
- **No hypotension was reported in the Phase II clinical trial** following administration of OPL-0401 at 20mg

* Study listed on clinicaltrials.gov
\+ Study was discontinued due to slow recruitment (not due to safety concern)

Valo PROPRIETARY & CONFIDENTIAL 38

Third party clinical studies have established proof of concept for ROCK inhibition in DR

In a third party clinical study, ROCK inhibition in combination with SoC demonstrated improved and sustained efficacy over SoC alone in patients with DR



600
500
400
300
200
Mean CMT (95% CI; um)
****
****
IVB
IVB/IVF
Baseline
Month 3
Month 6
Time

IVB = Intravitreal Bevacizumab

IVF = Intravitreal Fasudil

*** = P <0.001

- In this study, patients with center-involving DR/DME were randomized into two groups. The first group received monthly intravitreal injections of bevacizumab and fasudil. The second group received monthly injections of bevacizumab alone.
- After three months, **mean best corrected visual acuity (BVCA) was significantly improved**
- However, this **improvement** in BCVA **persisted up to six months only in the group receiving both bevacizumab and fasudil**
- Improvement in **BCVA was greater in the combination group** at both time points
- **Central macular thickness** (CMT) was significantly reduced in both groups at month 3, but this **reduction was sustained only in the combination group** (as opposed to the VEGF only group) **up to month 6**

Ahmadieh H et al. Intravitreal injection of a Rho-kinase inhibitor (fasudil) combined with bevacizumab versus bevacizumab monotherapy for diabetic macular oedema: a pilot randomised clinical trial British Journal of Ophthalmology 2019;103:922-927

Valo

PROPRIETARY & CONFIDENTIAL

39

Valo intends to leverage Opal to inform a Phase II study design for OPL-0401

We expect to initiate an Opal-enabled Phase 2 study evaluating the safety and efficacy of OPL-0401 in patients with diabetic retinopathy starting in 2022 with intent to collect data for other indications as well

Planned Phase II clinical trial of OPL-0401 in diabetic retinopathy[1]

OPL-0401 retrospective → **OPL-0401 prospective**

Retrospective study of DR patient data to identify biomarkers for evaluation in prospective portion

Prospective study of OPL-0401 in patients with DR to evaluate safety and efficacy

Opal is intended to inform the clinical study, and data will be collected during the study with the intent of supporting:

- Responder prediction
- Progression
- Biomarker prediction
- Inclusion criteria optimization

The study will be designed to collect data on other complications of diabetes which Valo intends to use to inform future development

Valo [1] Illustrative clinical design; approach subject to finalization with FDA

PROPRIETARY & CONFIDENTIAL 40

OPL-0101: Investigational NK cell & T cell stimulator with reduced exhaustion for immuno- oncology An investigational NK cell and CD8+ T cell selective activator protein designed to avoid Tregs and to result in THERAPEUTIC minimal toxicity or exhaustion could enable a new frontier in immune oncology HYPOTHESIS OPL-0101 is designed to leverage cell targeting and multiple activation paths to Extended survival seen in a mouse model of prime NK and CD8+ T cells for selective activation cancer with OPL-0101 analog OPL-0101 (fusion LEWIS LUNG CARCINOMA MURINE MODEL protein) INTRAVENOUS INJECTION NKG2D 100 saline wt IL-2 mut IL-2 OPL-0101 analog 50 treatment 0 0 5 10 15 20 25 30 35 40 45 50 Days Post Tumor InjecSon - OPL-0101 analog toxicity began at 13x the “therapeutic dose” and 6x the lethal dose of wild-type IL-2 (based on mouse models) - Initial NHP data showed NK and CD8+ to Treg ratios increased up to 20-fold compared to baseline PROPRIETARY & CONFIDENTIAL 41 mut IL-2 is IL-2 that is mutated to not bind the alpha receptor; Pathway diagram is a custom visualizaoon which reﬂects Valo’s therapeuoc hypothesis Percent Survival

OPL-0101: designed to have key cell specificity and minimize off-target side effects In human samples, OPL-0101 significantly increased CD8+ and NK Mouse and non-human primate data 1 cells, selectively over Tregs, >10x more than IL-2 (n=8) showed activity and low adverse event occurrence IL-2 expanded TIL’s OPL-0101 expanded TIL’s MURINE, in vivo 200,000 IUe Lung Liver Lack of damage to lung and liver tissue indicative of potential for low off-target effect (bottom row) NK Cells CD8+ T cells NKT cells ���� T cells CD4+ cells Treg cells Neutophils PROPRIETARY & CONFIDENTIAL 42 [1] Reflects pre-clinical study on human TILs from dissociated tumors or tumor-draining lymph nodes collected under IRB approved protocol at the University of Virginia from melanoma-bearing patients. Fold expansion of TIL’s OPL-0101 analog mut IL2 wt IL2OPL-0101: designed to have key cell specificity and minimize off-target side effects In human samples, OPL-0101 significantly increased CD8+ and NK Mouse and non-human primate data 1 cells, selectively over Tregs, >10x more than IL-2 (n=8) showed activity and low adverse event occurrence IL-2 expanded TIL’s OPL-0101 expanded TIL’s MURINE, in vivo 200,000 IUe Lung Liver Lack of damage to lung and liver tissue indicative of potential for low off-target effect (bottom row) NK Cells CD8+ T cells NKT cells ���� T cells CD4+ cells Treg cells Neutophils PROPRIETARY & CONFIDENTIAL 42 [1] Reflects pre-clinical study on human TILs from dissociated tumors or tumor-draining lymph nodes collected under IRB approved protocol at the University of Virginia from melanoma-bearing patients. Fold expansion of TIL’s OPL-0101 analog mut IL2 wt IL2

OPL-0101: Opportunity to address unmet needs in oncology through differentiated design intent

OPL-0101 has the potential to be developed across a wide-range of oncology indications, leveraging Opal

- Valo's current development plan aims to pursue patient populations within **colon cancer, non-small cell lung cancer, renal cell carcinoma**, and/or advanced melanoma indications
- Development as **both a monotherapy and a combination therapy** will be pursued
- In total, these initial indications represent a **patient population of over 300,000 in the US**
- We believe there is strong potential for OPL-0101 to be used in a **wide variety of solid tumor oncology indications**

In the immuno-oncology space, key relevant potential approved products include:

	2020 Net Revenue[1]
Pembrolizumab (PD1) *Keytruda*	$14.4B WW
Nivolumab (PD1) *Opdivo*	$7B WW
Ipilimumab (CTLA4) *Yervoy*	$1.7B WW
Synthorx (IL2)	$2.5B acquisition price paid by Sanofi
Pandion (IL2)	$1.9B acquisition price paid by Merck

We plan to submit an IND to the FDA in the second half of 2022 in order to commence clinical development of OPL-0101

Valo

[1] EvaluatePharma, company website, or press release

PROPRIETARY & CONFIDENTIAL 43

Research - Building a Digitally Integrated Pipeline

Select key questions we ask ourselves:

- What if we could **unlock undruggable targets with Opal** such as p53 and cMyc, and thereby unlock the potential of these powerful biologies?
- What if we could **improve upon current candidates and drugs to overcome key limitations?**
- What if we could **unlock new targets in important diseases** like cardiovascular and neurodegeneration?
- What if all of this was **enabled by one platform?**

What if we asked you what the next problem we solved should be, what would you say?

Valo PROPRIETARY & CONFIDENTIAL 44

Valo is seeking to develop discovery-stage compounds that allow us to drug previously undruggable targets USP7 is a clinically validated oncogene implicated in the In vivo: Complete responses to established 1 OPAL-0012: USP7 p53 pathway tumors in mouse models THERAPEUTIC HYPOTHESIS USP7 Control Drug Deubiquitination Deubiquitination Ub Ub Ub Transcriptional Ub A specific, selective targeted Ub activation Ub Ub Ub Ub inhibitor designed to unlock p53 Self-ubiquionaoon p53 MDM2 biology for treating various Ubiquitination 3 cancers P53 degradation MDM2 degradation USP28 has been demonstrated to be required for c-Myc Strong anti-tumor signals demonstrated by lung squamous 2 stability and clinically implicated in cancers cell carcinoma (LSCC) model in mice Proteasome Ub OPAL-0015: USP28 Cul1 Ub Skp1 E2 Ub Ub Established tumor model: THERAPEUTIC HYPOTHESIS FBW7 Ub 1800 Ub Ub LSCC (NCI-H520) Human Cells Substrate 1500 Vehicle c-MYC OPAL-0015 test compound LSD1 A speciﬁc, selecgve targeted 1200 HIF-1α ... inhibitor designed to unlock c- PIRH2 USP28 900 P < 0.0001 Ub Ub Ub Myc biology for treagng various P P CHK2 600 3 DNA damage ATM cancers P p53 300 P P ATR CHK1 0 0 1 2 3 4 Claspin Time of Treatment (d) [1] Wang, Zhiru, et al. “USP7: Novel Drug Target in Cancer Therapy.” Frontiers in Pharmacology. V-10, 427, (Apr 2019) [2] Wang, Xiaofang, et al. Targeting Deubiquitinase USP28 for Cancer Therapy. Cell Death Dis, V-9, 186 (2018) PROPRIETARY & CONFIDENTIAL 45 [3] Reflects management’s current expectations 3 Tumor Volume (mm )Valo is seeking to develop discovery-stage compounds that allow us to drug previously undruggable targets USP7 is a clinically validated oncogene implicated in the In vivo: Complete responses to established 1 OPAL-0012: USP7 p53 pathway tumors in mouse models THERAPEUTIC HYPOTHESIS USP7 Control Drug Deubiquitination Deubiquitination Ub Ub Ub Transcriptional Ub A specific, selective targeted Ub activation Ub Ub Ub Ub inhibitor designed to unlock p53 Self-ubiquionaoon p53 MDM2 biology for treating various Ubiquitination 3 cancers P53 degradation MDM2 degradation USP28 has been demonstrated to be required for c-Myc Strong anti-tumor signals demonstrated by lung squamous 2 stability and clinically implicated in cancers cell carcinoma (LSCC) model in mice Proteasome Ub OPAL-0015: USP28 Cul1 Ub Skp1 E2 Ub Ub Established tumor model: THERAPEUTIC HYPOTHESIS FBW7 Ub 1800 Ub Ub LSCC (NCI-H520) Human Cells Substrate 1500 Vehicle c-MYC OPAL-0015 test compound LSD1 A speciﬁc, selecgve targeted 1200 HIF-1α ... inhibitor designed to unlock c- PIRH2 USP28 900 P < 0.0001 Ub Ub Ub Myc biology for treagng various P P CHK2 600 3 DNA damage ATM cancers P p53 300 P P ATR CHK1 0 0 1 2 3 4 Claspin Time of Treatment (d) [1] Wang, Zhiru, et al. “USP7: Novel Drug Target in Cancer Therapy.” Frontiers in Pharmacology. V-10, 427, (Apr 2019) [2] Wang, Xiaofang, et al. Targeting Deubiquitinase USP28 for Cancer Therapy. Cell Death Dis, V-9, 186 (2018) PROPRIETARY & CONFIDENTIAL 45 [3] Reflects management’s current expectations 3 Tumor Volume (mm )

Valo is seeking to develop potential best-in-class compounds leveraging known or proven biology in discovery Creating a PARP1 inhibitor with central OPAL-0001: PARP1 OPAL-0021: NAMPT Preven^ng NAMPT inhibi^on in the re^na penetrance while preserving activity could THERAPEUTIC THERAPEUTIC while driving peripheral ac^vity could create a enable treatment of brain metastasis and 1 HYPOTHESIS HYPOTHESIS next genera^on cancer therapeu^c 1 primary brain cancers RAT RETINA AND PLASMA DISTRIBUTION RATIO DESIGNING A CNS-PENETRANT PARP1 INHIBITOR OPL-0036810 Comparator (20 mpk) OPAL-0021 (10 mpk) OPL-0036820 Clinical-stage Valo NAMPT compound from the Predicted in vivo biodistribution OPL-0036367 NAMPT asset OPAL-0021 program 40,000 DEL-003 Log([brain]/[plasma]) OPL-0036368 OPL-0036819 OPL-0036330 OPL-0036811 Brain 30,000 OPL-0036847 OPL-0036908 OPL-0036909 174x OPL-0036805 OPL-0036405 20,000 OPL-0036892 DEL-001 Plasma DEL-005 DEL-002 10,000 OPL-0036804 DEL-004 Comparator 1 Comparators 13x Comparator 2 Molecules Comparator 3 0 Comparator 4 Plasma drug Retina drug Plasma drug conc ReNna drug Comparator 5 conc(ng/mL) conc (ng/g) (ng/mL) conc (ng/g) Log([brain]/[plasma]) PROPRIETARY & CONFIDENTIAL 46 [1] Reflects management’s current expectations ConcentrationValo is seeking to develop potential best-in-class compounds leveraging known or proven biology in discovery Creating a PARP1 inhibitor with central OPAL-0001: PARP1 OPAL-0021: NAMPT Preven^ng NAMPT inhibi^on in the re^na penetrance while preserving activity could THERAPEUTIC THERAPEUTIC while driving peripheral ac^vity could create a enable treatment of brain metastasis and 1 HYPOTHESIS HYPOTHESIS next genera^on cancer therapeu^c 1 primary brain cancers RAT RETINA AND PLASMA DISTRIBUTION RATIO DESIGNING A CNS-PENETRANT PARP1 INHIBITOR OPL-0036810 Comparator (20 mpk) OPAL-0021 (10 mpk) OPL-0036820 Clinical-stage Valo NAMPT compound from the Predicted in vivo biodistribution OPL-0036367 NAMPT asset OPAL-0021 program 40,000 DEL-003 Log([brain]/[plasma]) OPL-0036368 OPL-0036819 OPL-0036330 OPL-0036811 Brain 30,000 OPL-0036847 OPL-0036908 OPL-0036909 174x OPL-0036805 OPL-0036405 20,000 OPL-0036892 DEL-001 Plasma DEL-005 DEL-002 10,000 OPL-0036804 DEL-004 Comparator 1 Comparators 13x Comparator 2 Molecules Comparator 3 0 Comparator 4 Plasma drug Retina drug Plasma drug conc ReNna drug Comparator 5 conc(ng/mL) conc (ng/g) (ng/mL) conc (ng/g) Log([brain]/[plasma]) PROPRIETARY & CONFIDENTIAL 46 [1] Reflects management’s current expectations Concentration

Novel cardiovascular and neurodegenerative targets discovered, activated cardiovascular target program (OPAL-0022) shown below Bayesian network 2 1 analysis Presumed loss of CirculaMng TARGET1 function in GENE1 BIOMARKER levels were signiﬁcantly has been associated higher in vascular with lower disease, compared to circulating TARGET1 controls levels 2 1 0 1 2 100 200 300 400 Number of Alleles Metabolite 2 3 GENOTYPE PHENOTYPE 3 Data imply potential for Opal is designed to Presumed loss of function causality of TARGET1 in variants GENE1 has been generate novel targets associated with lower vascular disease, which can be for precise pa7ent prevalence of vascular modulated by disease popula7ons via GENE1/PROTEIN1 inhibition explainable and builds foundation for methodologies biomarker-driven trials 0 1 2 Number of Alleles PROPRIETARY & CONFIDENTIAL 47 Metabolite 1 -2 -1 0 1 2 Frequency of Coronary Artery Disease (%) Cumulative Rate of Coronary Artery Disease 0.15 0.20 0.25 0.30 0.35Novel cardiovascular and neurodegenerative targets discovered, activated cardiovascular target program (OPAL-0022) shown below Bayesian network 2 1 analysis Presumed loss of CirculaMng TARGET1 function in GENE1 BIOMARKER levels were signiﬁcantly has been associated higher in vascular with lower disease, compared to circulating TARGET1 controls levels 2 1 0 1 2 100 200 300 400 Number of Alleles Metabolite 2 3 GENOTYPE PHENOTYPE 3 Data imply potential for Opal is designed to Presumed loss of function causality of TARGET1 in variants GENE1 has been generate novel targets associated with lower vascular disease, which can be for precise pa7ent prevalence of vascular modulated by disease popula7ons via GENE1/PROTEIN1 inhibition explainable and builds foundation for methodologies biomarker-driven trials 0 1 2 Number of Alleles PROPRIETARY & CONFIDENTIAL 47 Metabolite 1 -2 -1 0 1 2 Frequency of Coronary Artery Disease (%) Cumulative Rate of Coronary Artery Disease 0.15 0.20 0.25 0.30 0.35

Financial Overview

Valo’s current investors support the company’s vision of transforming the pharmaceutical industry PIPE investors ✓ a leading integrated healthcare delivery network ✓ Khosla Ventures ✓ NG MGG Strategic ✓ Caz Investments and returning investors ✓ Koch Disruptive Technologies ✓ Flagship Pioneering ✓ Public Sector Pension Investment Board (PSP) ✓ Invus ✓ State of Michigan Retirement Systems ✓ HBM Healthcare Investments ✓ Longevity Vision Fund Note: Select names from Series A, Series B, and PIPE PROPRIETARY & CONFIDENTIAL 49Valo’s current investors support the company’s vision of transforming the pharmaceutical industry PIPE investors ✓ a leading integrated healthcare delivery network ✓ Khosla Ventures ✓ NG MGG Strategic ✓ Caz Investments and returning investors ✓ Koch Disruptive Technologies ✓ Flagship Pioneering ✓ Public Sector Pension Investment Board (PSP) ✓ Invus ✓ State of Michigan Retirement Systems ✓ HBM Healthcare Investments ✓ Longevity Vision Fund Note: Select names from Series A, Series B, and PIPE PROPRIETARY & CONFIDENTIAL 49

Valo's aspiration is for Opal to become the industry standard platform for drug discovery and development

Our future focus, beyond our internal development plans, is to accelerate drug development **externally:**

- Building **collaborations** and partnerships across the pharma value chain including with **pharma and biotech** companies, and **Industry R&D participants**,
- To extend the capabilities of Opal, and **generate revenue/value creation opportunities**
- **Accelerate our flywheel**
- We intend to launch such external efforts **later in 2021**

FUTURE

Aspiration to become the standard technology platform for drug development

	3 SCALE	4 DEMOCRATIZE
	Scale Opal platform through high-value partnerships	**Democratize access to Opal through software businesses**
ANTICIPATED REVENUE MODEL: Commercialize or partner a growing series of de-risked, high impact therapeutics	High value technology-driven partnerships generating payments, milestones, and royalties	Partner with ecosystem players to sell software solutions across the ecosystem

To date, we have not generated any revenue from our product candidates or technologies, and we do not expect to generate any revenue from the sale of products in the near future. We do not expect to generate significant revenue unless and until we progress our product candidates through clinical trials and obtain marketing approval of, and begin to sell one or more of our product candidates, or otherwise receive substantial licensing or other payments, or we commercialize a successful software offering to the ecosystem.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates, if ever. In addition, if we obtain regulatory approval for our product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales or our Opal platform, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Valo PROPRIETARY & CONFIDENTIAL 50

Outlook - Our mission is broad, expensive to achieve and will require additional capital in the future - Development of pharmaceutical products and software programs is capital-intensive - We believe that the net proceeds from the Business Combination and the PIPE Financing, assuming no redemptions, together with our existing cash and cash equivalents will enable us to fund our operating expenses, capital expenditure requirements and debt servicing payments into mid-2024 - We have two clinical stage programs and fifteen additional programs in various stages of preclinical development - We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to develop Opal and to pursue the research and development of, initiate clinical trials of, and potentially seek marketing approval for our product candidates, and add to our pipeline what we believe will be an accelerating number of additional programs - We expect that our general & administrative costs will increase in connection with our planned research & development activities - We expect to incur operating losses for the foreseeable future as we develop the Opal Platform and advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates - We may incur significant costs relating to financing existing or future acquisitions or licensing transactions - We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate Research and development expenses consist primarily of costs incurred in developing our Opal platform and performing research and development activities. Research and development expenses include: [1] Costs to develop and operate the Opal platform, including personnel-related expenses, such as salaries, benefits, bonuses, and equity-based compensation, consulting costs, data access costs, hosting, support and maintenance and other outsourced technology services; [2] Drug discovery and development efforts, including personnel-related expenses, such as salaries, benefits, bonuses, and equity-based compensation for employees engaged in research and preclinical development functions, consulting costs, laboratory supplies and consumables, and external costs of vendors and partners engaged to conduct research and development activities; [3] Clinical development efforts, including personnel-related expenses, such as salaries, benefits, bonuses, and equity-based compensation for employees engaged in clinical development, payments made under third-party licensing agreements and consulting expenses; and [4] Facilities costs, depreciation and amortization expense of property and equipment (including internal use software) and acquired intangible assets, and other costs. PROPRIETARY & CONFIDENTIAL 51Outlook - Our mission is broad, expensive to achieve and will require additional capital in the future - Development of pharmaceutical products and software programs is capital-intensive - We believe that the net proceeds from the Business Combination and the PIPE Financing, assuming no redemptions, together with our existing cash and cash equivalents will enable us to fund our operating expenses, capital expenditure requirements and debt servicing payments into mid-2024 - We have two clinical stage programs and fifteen additional programs in various stages of preclinical development - We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to develop Opal and to pursue the research and development of, initiate clinical trials of, and potentially seek marketing approval for our product candidates, and add to our pipeline what we believe will be an accelerating number of additional programs - We expect that our general & administrative costs will increase in connection with our planned research & development activities - We expect to incur operating losses for the foreseeable future as we develop the Opal Platform and advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates - We may incur significant costs relating to financing existing or future acquisitions or licensing transactions - We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate Research and development expenses consist primarily of costs incurred in developing our Opal platform and performing research and development activities. Research and development expenses include: [1] Costs to develop and operate the Opal platform, including personnel-related expenses, such as salaries, benefits, bonuses, and equity-based compensation, consulting costs, data access costs, hosting, support and maintenance and other outsourced technology services; [2] Drug discovery and development efforts, including personnel-related expenses, such as salaries, benefits, bonuses, and equity-based compensation for employees engaged in research and preclinical development functions, consulting costs, laboratory supplies and consumables, and external costs of vendors and partners engaged to conduct research and development activities; [3] Clinical development efforts, including personnel-related expenses, such as salaries, benefits, bonuses, and equity-based compensation for employees engaged in clinical development, payments made under third-party licensing agreements and consulting expenses; and [4] Facilities costs, depreciation and amortization expense of property and equipment (including internal use software) and acquired intangible assets, and other costs. PROPRIETARY & CONFIDENTIAL 51

Valo has a growing patent portfolio estate CUMULATIVE VALO PATENTS AND APPLICATIONS Over 600 Patents and Applications 600 - Over 600 patents and applications directed to compositions of matter and methods of use, including patents and Granted applications related to Valo’s proprietary programs across Pending cardiovascular-metabolic-renal, oncology, and neurodegenerative diseases 420 Granted 400 - 5 patents and applications directed to technology and machine learning for drug discovery/development IP Strategy Driven by Patents and Trade Secrets - Patent strategy focused around therapeutics 200 - Significant trade secret strategy in place with focus around technology platform 195 Pending 0 2018 2019 2020 May 2021 Cumulaove Valo patents and applicaoons reﬂects porwolio as of June 30, 2021. Figures include patents and applicaoons exclusively licensed to Valo PROPRIETARY & CONFIDENTIAL 52Valo has a growing patent portfolio estate CUMULATIVE VALO PATENTS AND APPLICATIONS Over 600 Patents and Applications 600 - Over 600 patents and applications directed to compositions of matter and methods of use, including patents and Granted applications related to Valo’s proprietary programs across Pending cardiovascular-metabolic-renal, oncology, and neurodegenerative diseases 420 Granted 400 - 5 patents and applications directed to technology and machine learning for drug discovery/development IP Strategy Driven by Patents and Trade Secrets - Patent strategy focused around therapeutics 200 - Significant trade secret strategy in place with focus around technology platform 195 Pending 0 2018 2019 2020 May 2021 Cumulaove Valo patents and applicaoons reﬂects porwolio as of June 30, 2021. Figures include patents and applicaoons exclusively licensed to Valo PROPRIETARY & CONFIDENTIAL 52

Closing RemarksClosing Remarks

Valo is a technology company built to transform the pharmaceutical industry, led by a deeply experienced team who, prior to Valo, have been involved in:

>100	>1,000	>1,000	>28,000
drug approvals[1]	regulatory filings[1]	clinical trials[1]	AI models deployed[1]



Process and scale
Data and compute
Science and innovation
Therapeutic products
BIG PHARMA
Drug development excellence
BIG TECH
Scalability and durability
Cutting edge biological science
BIOTECH
Speed, agility, and disruption
AI / TECH STARTUP
Valo



David Berry, MD, PhD
Founder, CEO
Founder Indigo (#1, #3 CNBC Disruptor), MCRB, EVLO, AXLA, TTOO, Omega Tx, etc.; GP Flagship Pioneering



Brett Blackman, PhD
Chief Innovation Officer
Founder, CSO of HemoShear, Repertoire, and Kintai; Associate Professor of Biomedical Eng, UVA



Moni Miyashita, MBA
Chief Strategy Officer
Partner, Innosight
VP, Corporate Development, IBM



Brandon Allgood, PhD
Chief AI Officer
Co-founder & CTO, Numerate



Nish Lathia, MBA
Chief Product Officer
General Manager for multiple WW businesses, Amazon



Dan Troy, JD
Chief Legal Officer & General Counsel
General Counsel, GSK
Chief Counsel, FDA



Graeme Bell, MBA, FCMA
Chief Financial Officer
CFO, Tmunity / Intellia / Anacor
CFO, Merck U.S.



Hilary Malone, PhD
Chief Operating Officer, Pharma
Chief Regulatory Officer, Sanofi



Cissy Young, PhD
Chief People Officer
Managing Director, Russell Reynolds Associates;
Director, Strategy & BD, Cerulean Pharma

>160 FTEs at the convergence of life sciences and technology[2]

[1] Valo data aggregates historical experience across Valo staff
[2] As of July 15, 2021

Valo PROPRIETARY & CONFIDENTIAL 54

Valo's Board support the company's vision of transforming the pharmaceutical industry



Ron Hovsepian
Chairman of the Board of Directors
CEO Indigo Agriculture, Former CEO Novell, Former CEO Intralinks, Chairman of Ansys



Shreeram Aradhye, MD
Board Director
Former CMO Novartis Pharmaceuticals



David Berry, MD, PhD
Board Director
Founder Indigo (#1, #3 CNBC Disruptor), MCRB, EVLO, AXLA, TTOO, Omega Tx, etc.; GP Flagship Pioneering



Paul Biondi, MBA
Board Director
Former Head of Business Development and Strategy, Bristol-Myers Squibb



Brett Chugg, MBA[1]
Board Director
Managing Director, Koch Disruptive Technologies



David Epstein, MBA
Board Director
Former CEO Novartis Pharmaceuticals



Judy Lewent, MBA
Board Director
Former CFO Merck; Non-executive director at Dell, Motorola, GSK, Thermo Fisher



Harsha Ramalingam, MBA
Board Director
Former CIO, CISO, and Global VP Ecommerce Platform (Built 5th generation ecommerce platform), Amazon



Adam Smalley, MBA[1]
Board Director
Complementary Portfolio; Office of the CIO; PSP Investments

Valo
[1] KDT and PSP's right to designate a board director expires on a public offering
PROPRIETARY & CONFIDENTIAL 55

Valo's aspiration is for Opal to become the industry standard platform for drug discovery and development

CURRENT

Building what we believe is the first digitally native fully integrated pharma

FUTURE

Aspiration to become the standard technology platform for drug development

	1	2	3	4
	BUILD	**VALIDATE**	**SCALE**	**DEMOCRATIZE**
	Build Opal platform and Data Lake	**Validate Opal platform through internal pipeline**	**Scale Opal platform through high-value partnerships**	**Democratize access to Opal through software businesses**
ANTICIPATED REVENUE MODEL		Commercialize or partner a growing series of therapeutic candidates	High value technology-driven partnerships generating payments, milestones, and royalties	Partner with ecosystem players to sell software solutions across the ecosystem

Valo's strategy aims to **accelerate Opal's data→compute→drug flywheel** over time

Valo

PROPRIETARY & CONFIDENTIAL 56

Valo is rapidly scaling and executing its strategy to enable near term and regular newsflow while scaling Opal internally and externally

Powered by the Opal platform, Valo aspires to transform the biopharma industry as what we believe is the **first digitally-native fully integrated pharma.** Valo is:

- Leveraging Opal to achieve **scalable activation and advancement** of what we believe to be high potential therapeutic programs
- **Planning to scale external supply chain of programs** to increase velocity of Opal's flywheel

Khosla Ventures has a reputation for betting on industry transformations and high growth companies.

Combination with Khosla represents recognition of Valo's execution to-date and transformative aspirations



BIOLOGICAL DISCOVERY
THERAPEUTIC DESIGN
CLINICAL DEVELOPMENT
Opal
PLATFORM
Diagnosis
Target Discovery
Target ID
Target to Hit
Hit to Lead
Lead Opt
Preclinical
Phase I
Phase II
Phase III
Reg
Comm
RWE

Valo [1] Reflects management's 2021 goals PROPRIETARY & CONFIDENTIAL 57

The Valo Investment Opportunity Summary - Valo’s Opal platform based on a human data focusing on increasing NPV >4x per drug - Opal goal: cut 6 years (>50%) and $500M (>50%) per drug, increasing success rates 2-4x - Powered by human data from >8 million patients with tens of trillions of data points - Enabled by an flywheel to drive active learning and learning at scale - Two Phase 2-ready clinical assets and 15+ preclinical assets as a two year old company - Most advanced drugs going after addressable markets of >$11B and >$6B, respectively PROPRIETARY & CONFIDENTIAL 58The Valo Investment Opportunity Summary - Valo’s Opal platform based on a human data focusing on increasing NPV >4x per drug - Opal goal: cut 6 years (>50%) and $500M (>50%) per drug, increasing success rates 2-4x - Powered by human data from >8 million patients with tens of trillions of data points - Enabled by an flywheel to drive active learning and learning at scale - Two Phase 2-ready clinical assets and 15+ preclinical assets as a two year old company - Most advanced drugs going after addressable markets of >$11B and >$6B, respectively PROPRIETARY & CONFIDENTIAL 58

Q&A (Part 2)Q&A (Part 2)